

October 8, 2010

<u>Via Facsimile (858) 550-6420 and U.S. Mail</u>
Jay D. Kranzler, M.D., Ph.D
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121

>   **Re: Cypress Bioscience, Inc.**
>   **Amendment 1 to Schedule 14D-9**
>   **Filed October 4, 2010**
>   **File No.:5-35589**

Dear Dr. Kranzler:

We have limited our review of the amended filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Background to the Offer</u>

1. We refer to prior comment 4 and your response thereto. The supplemental materials you provided in support of the assertions show that management is relying on its financial projections, inclusive of various material assumptions that underlie such projections. In order to provide shareholders with the appropriate context for the assertions you, please revise to disclose that the

basis for such statements is management's projections and further acknowledge the inherent subjectivity of such projections.

2. We note disclosure on page 12 which references the "significant discount to the liquidation value" that shareholders would receive if they accept the offer price. While you have provided supplemental materials supporting the claim that the offer price is below the liquidation value, the range of possible liquidation values presented on page 8 of Exhibit A does not appear to support the assertion that the offer price is *significantly* below the liquidation value in all scenarios. Accordingly, consistent with prior comment 5 and given that you do not disclose a liquidation value or range of values, please revise your disclosure to eliminate the reference to the "*significant* discount to the liquidation value" or advise.

3. We note the response to prior comment 6 and the revised disclosure. We disagree. Statements made on page 9 and 10 appear to directly compare the offer price to the value of existing business and prospects, which must, by definition, involve consideration of the value of the businesses' assets. Accordingly, we partially reissue the comment. Please revise to state that notwithstanding the Board's opinion, there is no assurance that the offer price is less than the value of the existing business and prospects.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

Dr. Jay Kranzler
Cypress Bioscience, Inc.
October 8, 2010
Page 3

        and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3757. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                        Sincerely,

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers & Acquisitions

Cc (via facsimile):   Frederick T. Muto, Esq.
                        Cooley LLP